Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

CoStar Group, Inc. (“CoStar,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock, par value $0.01 per share (our “common stock”).

DESCRIPTION OF COMMON STOCK
The following summary description sets forth some of the general terms and provisions of our common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our common stock, you should refer to the provisions of our third amended and restated certificate of incorporation(our “Certificate of Incorporation”) and our third amended and restated By-laws (our “By-laws”), each of which are filed as exhibits to the Annual Report on Form 10-K to which this description is an exhibit.
General
Under our Certificate of Incorporation, we are authorized to issue up to sixty million (60,000,000) shares of our common stock and two million (2,000,000) shares of preferred stock, par value $.01 per share (our “preferred stock”). The shares of our common stock currently outstanding are fully paid and non-assessable. No shares of preferred stock are currently outstanding.
Voting Rights
Holders of shares of common stock have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of CoStar. Except as otherwise required by law, our Certificate of Incorporation or our By-laws, matters submitted to a vote of stockholders (other than director elections) will be decided by the affirmative vote of a majority of the shares of our common stock present or represented by proxy and entitled to vote on the matter. Holders of shares of our common stock do not have cumulative voting rights.
Directors will be elected if the number of votes properly cast “for” a nominee’s election exceeds the number of votes properly cast “against” such nominee’s election, unless the number of nominees exceeds the number of directors to be elected, in which case the directors shall be elected by the vote of a plurality of the votes cast. There is no provision for cumulative voting with regard to the election of directors.

Dividend Rights
Subject to the preferences applicable to any then-outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends, if any, as and when declared, from time to time, by our board of directors out of funds legally available therefor.
Liquidation, Dissolution or Similar Rights
Upon dissolution, after satisfaction of the claims of creditors and the payment to any holders of preferred stock of the full preferential amounts to which such holders may be entitled, the remaining assets of CoStar would be distributed to the holders of the common stock ratably in proportion to the number of shares of common stock held by them.
Other Rights
Our common stock is not redeemable, is not subject to redemption or sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of shares of common stock do not have preemptive rights to acquire newly issued shares.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation, Bylaws, and Delaware Law
Various provisions contained in our Certificate of Incorporation, our By-laws, and Delaware law could delay or discourage some transactions involving an actual or potential change in control of CoStar or its management.
For example, provisions in our Certificate of Incorporation and our By-laws:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board of directors at the time of issuance;

•	do not authorize cumulative voting;

•	authorize our board of directors to alter, amend or repeal any bylaw;

•
provide that, except as otherwise provided in our Certificate of Incorporation or by Delaware law, special meetings of our stockholders may be called only by our board of directors in a resolution approved by a majority of the board of directors or by the Chairman of our board of directors or the President of CoStar;

•	provide that our stockholders may take action only at a duly called meeting and not by written consent;

•	in connection with stockholder meetings, provide an advanced written notice procedure with respect to stockholder nominations for directors and bringing other business; and

•
provide that our directors may fill any vacancies on our board of directors, including newly created board seats resulting from an increase in the authorized number of directors and vacancies resulting from death, resignation, or other cause.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•
upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.